EXHIBIT 99.1

Equinox Gold Achieves Record Quarterly Results with 89,000 Ounces of Gold Production and Earnings from Mine Operations of $43 Million all dollar figures in US dollars, unless otherwise indicated

VANCOUVER, May 15, 2020 /CNW/ - Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) ("Equinox Gold" or the "Company") is pleased to report its first quarter 2020 summary financial and operating results. The Company's unaudited condensed consolidated interim financial statements and related management's discussion and analysis for the three months ended March 31, 2020 will be available for download shortly on SEDAR, on EDGAR and on the Company's website. The Company will host a conference call and webcast today commencing at 2:00 pm Vancouver time to discuss the Company's business strategy and objectives, first quarter results and activities underway at the Company's projects. Further details are provided at the end of this news release.

"Equinox Gold had a strong first quarter bolstered by production from our newly acquired assets and achieved record gold production and record earnings from mine operations, despite navigating challenges related to the COVID-19 pandemic," said Christian Milau, Chief Executive Officer. "With more than $350 million of cash on hand, Equinox Gold is in a strong financial position and fully funded for its organic growth plans. Castle Mountain Phase 1 construction is 75% complete, the Los Filos expansion and Santa Luz restart projects are expected to significantly increase production over the course of 2021 and 2022 and we recently completed a positive preliminary economic assessment for development of an underground mine at Aurizona. While the temporary suspension of mining activities at our Los Filos mine in Mexico will affect Q2 production, our other mines have experienced only minimal COVID-19 disruption to date. We remain focused on achieving our growth objectives while continuing to maintain appropriate operational and safety procedures to help protect the health and economic wellbeing of our workforce and local communities."

HIGHLIGHTS FOR THE THREE MONTHS ENDED MARCH 31, 2020(1)

Operational and financial

  Proactive response to COVID-19 global pandemic
  Completed 3.5 million work hours with three lost-time injuries across all sites
  Produced 88,951 ounces ("oz") of gold and sold 82,629 oz of gold (excluding Leagold production prior to the merger close on March 10, 2020)
  Revenue of $130.0 million
  Mine cash costs of $849/oz(2) and all-in-sustaining costs ("AISC") of $968/oz(2,3)
  EBITDA of $65.3 million(2) and adjusted EBITDA of $49.5 million(2,4)
  Earnings from mine operations of $43.2 million
  Net income of $10.9 million or $0.08 per share
  Adjusted net income of $17.1 million(2,4) or $0.12 per share
  Cash flow from operations before changes in working capital of $23.2 million
  Cash and cash equivalents (unrestricted) of $303.1 million (more than $350 million at May 14, 2020)

Corporate

  Completed at-market merger with Leagold and concurrent $670 million financing package that included:
    $500 million senior credit facilities ($100 million amortizing loan, $400 million revolving credit facility)
    $130 million convertible notes issued to Mubadala Investment Company
    $40 million equity investment
  Added to the GDXJ (VanEck Vectors Junior Gold Miners ETF) on March 20, 2020
  Drew the remaining $180 million from the revolving credit facility as a COVID-19 proactive measure
  Issued 2020 guidance (excluding potential impact of COVID-19)
    Production of 540,000 to 600,000 ounces of gold(5)
    AISC of $1,000 to $1,060 per oz of gold sold(2)
    Sustaining capital of $88 million and expansion capital of $143 million(5)
    Guidance to be updated when practical

Construction and development

Castle Mountain

  Phase 1 construction 75% complete with first gold pour expected in Q3 2020
  Phase 2 feasibility study ongoing with planned completion in late 2020

Los Filos expansion

  Guadalupe open pit and Bermejal underground development activities continued during the quarter but were suspended at the beginning of April in compliance with Mexican COVID-19 restrictions; first ore anticipated in early 2021
  Updating study on new carbon-in-leach plant to incorporate several optimization opportunities to prepare for a project construction decision later this year

Santa Luz restart

  Commenced an update and review of costs and engineering for the resin-in-leach plant to prepare for a project construction decision later this year

RECENT 2020 HIGHLIGHTS

  Added to the GDX (VanEck Vectors Gold Miners ETF) on April 17, 2020
  Received approximately $12.1 million from the issuance of convertible notes and common shares related to a shareholder's anti-dilution right
  Received approximately $48.0 million from warrant exercises and issued 9.0 million common shares
  Completed a positive preliminary economic assessment ("PEA") for potential development of an underground mine at Aurizona that could be operated concurrently with the existing open-pit mine, demonstrating potential for both mine life extension and increased annual gold production(6)
  Completed updated reserve and resource estimates for Aurizona and Mesquite
  Los Filos preparing to safely resume operations following the Mexico Federal Government declaration on May 14, 2020 that mining is an essential activity
_____________________________
(1)	The operational and financial results of the assets acquired in the merger with Leagold are included from March 10, 2020 onward.
(2)	Mine cash cost per oz sold, AISC per oz sold, EBITDA (earnings before interest, taxes, depreciation and amortization), adjusted EBITDA, adjusted net income, and adjusted earnings per share are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(3)	Consolidated AISC per oz sold excludes corporate general and administration expenses.
(4)	Primary adjustments were a $10.1 million non-cash gain on change in fair value of warrants and a $22.8 million unrealized gain on gold contracts inherited from Leagold, offset by an $18.3 million unrealized loss on foreign exchange contracts and $6.9 million in expected credit losses recognized in the period. The Company also recorded a $22.1 million unrealized foreign exchange loss in deferred tax expense that affected net income.
(5)	Guidance for the Los Filos, Fazenda, RDM, Pilar and Santa Luz assets acquired in the merger with Leagold reflects expectations for the period commencing March 10, 2020, the closing date of the merger.
(6)	The Aurizona PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the results contemplated in the preliminary economic assessment will be realized.

MANAGING COVID-19

Equinox Gold took early precautionary measures at its mine sites and offices to proactively manage issues related to the COVID-19 pandemic. Each of the Company's operations has implemented preventive measures in collaboration with the Company's employees, contractors, local communities and governments to help ensure the health, safety and economic wellbeing of the Company's workforce and local communities. The Company has also evaluated supply chain and other risks at each operation and implemented business continuity protocols so the mines can operate as effectively as possible. The Company's operations have experienced limited disruption to date, with the exception of the Company's Los Filos mine in Mexico at which mining and development activities were suspended at the beginning of April in compliance with a Mexico Federal Government order requiring the temporary suspension of all non-essential businesses. On May 14th the Mexico Federal Government declared mining an essential activity and allowed for the restart of operations on June 1st. The Company is preparing to safely resume operations.

Additional information regarding Equinox Gold's COVID-19 response plan, preventive measures taken to date and the potential impact on operations is available in the Q1 2020 management's discussion and analysis and on the Company's website at www.equinoxgold.com.

The Company drew the remaining $180 million from its $400 million revolving credit facility in late March as a proactive measure given the uncertainty of the potential effects of the COVID-19 pandemic on the Company's operations. There are no current plans to spend these funds and Equinox Gold remains in a strong financial position with more than $350 million in cash and cash equivalents (unrestricted) at the date of this news release.

OPERATING AND FINANCIAL RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2020

		Three months ended
Operating data	Unit	March 31, 2020(1)	December 31, 2019	September 30, 2019
Gold produced	oz	88,951	80,176	62,656
Gold sold	oz	82,629	80,330	62,379
Realized gold price	$/oz	1,574	1,482	1,473
AISC per oz sold(2,3)	$/oz	968	848	953

Financial data
Revenue	M$	130.0	119.0	91.9
Earnings from mine operations	M$	43.2	38.5	30.8
Net income (loss)	M$	10.9	(8.5)	8.1
Adjusted EBITDA(3)	M$	49.5	47.9	38.2
Adjusted net income(3)	M$	17.1	20.9	18.2
Adjusted net income per share(3)	$/share	0.12	0.18	0.16

Balance sheet and cash flow data
Cash and cash equivalents (unrestricted)	M$	303.1	67.7	45.5
Operating cash flow before changes in	M$	23.2	38.9	37.6
working capital

(1)	Q1 2019 results are not presented as they are not readily comparable. During Q1 2019, the Company had only the Mesquite mine in operation. During Q1 2020, the Company had the Mesquite and Aurizona mines in operation and, on March 10, 2020, added four additional operating mines acquired through the merger with Leagold.
(2)	Consolidated AISC per oz sold excludes corporate general and administration expenses.
(3)	AISC per oz sold, adjusted EBITDA, adjusted net income and adjusted EPS are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

SELECTED FINANCIAL RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2020

$ amounts in millions, except per share amounts	Three months ended
	March 31, 2020	December 31, 2019	March 31, 2019(1)
Revenue	$130.0	$119.0	$35.4
Operating expenses	(69.6)	(61.0)	(24.1)
Depreciation and depletion	(17.2)	(19.4)	(4.2)
Earnings from mine operations	43.2	38.5	7.1
Exploration	(2.6)	(1.7)	(2.9)
General and administration	(6.6)	(9.9)	(3.1)
Income from operations	33.9	26.9	1.0
Other income (expense)	7.4	(32.6)	(7.3)
Net income (loss) before taxes	41.3	(5.7)	(6.3)
Tax expense	(30.4)	(2.8)	(2.0)
Net income (loss) and comprehensive income (loss)	10.9	(8.5)	(8.3)
Net income (loss) per share attributable to Equinox
Gold shareholders, basic and diluted	$0.08	$(0.08)	$(0.07)

(1)	During Q1 2019, the Company had only the Mesquite mine in operation. During Q1 2020, the Company had the Mesquite and Aurizona mines in operation and, on March 10, 2020, added four additional operating mines acquired through the merger with Leagold. As a result, comparisons of Q1 2020 to the same period in the prior year are not meaningful.

Additional information regarding the Company's financial results and activities underway at the Company's projects are available in the Company's Q1 2020 Financial Statements and accompanying management's discussion and analysis for the three months ended March 31, 2020, which will be available for download shortly on the Company's website at www.equinoxgold.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

CONFERENCE CALL AND WEBCAST

Equinox Gold will host a conference call and webcast on May 15 commencing at 2:00 pm Vancouver time to discuss the Company's business strategy and objectives, first quarter results and activities underway at the Company's projects. All participants will have the opportunity to ask questions of Equinox Gold's Chairman, CEO and executive team. The webcast will be archived on Equinox Gold's website until August 15, 2020.

Corporate update commencing at 2:00 pm Vancouver time

Conference call	Toll-free in U.S. and Canada: 1-800-319-4610 International callers: +1 604-638-5340

Webcast	www.equinoxgold.com

ABOUT EQUINOX GOLD

Equinox Gold is a Canadian mining company with six producing gold mines, a multi-million-ounce gold reserve base and a strong growth profile from two development projects and two expansion projects. Equinox Gold operates entirely in the Americas, with two properties in the United States, one in Mexico and five in Brazil. Equinox Gold's common shares are listed on the TSX and the NYSE American under the trading symbol EQX. Further information about Equinox Gold's portfolio of assets and long-term growth strategy is available at www.equinoxgold.com or by email at ir@equinoxgold.com.

CAUTIONARY NOTES AND FORWARD-LOOKING STATEMENTS

Non-IFRS measures

This news release refers to cash costs, cash costs per ounce sold, all-in sustaining costs ("AISC"), AISC per ounce sold, adjusted EBITDA and sustaining and non-sustaining capital expenditures that are measures with no standardized meaning under International Financial Reporting Standards ("IFRS"), i.e. they are non-IFRS measures, and may not be comparable to similar measures presented by other companies. Their measurement and presentation is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

AISC per ounce sold

AISC per gold oz sold is a non-IFRS measure based on guidance announced by the World Gold Council ("WGC") in September 2013 and updated in November 2018. The WGC is a non-profit association of the world's leading gold mining companies established in 1987 to promote the use of gold to industry, consumers and investors. The WGC is not a regulatory body and does not have the authority to develop accounting standards or disclosure requirements. The WGC has worked with its member companies to develop a measure that expands on IFRS measures such as operating expenses and non-IFRS measures to provide visibility into the economics of a gold mining Company. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. The Company believes the AISC measure provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. Combined AISC does not include corporate G&A.

Technical information

Adriaan (Attie) Roux, Pr.Sci.Nat., Equinox Gold's COO, Doug Reddy, Equinox Gold's EVP Technical Services and Scott Heffernan, MSc, P.Geo. Equinox Gold's EVP Exploration, are the Qualified Persons under National Instrument 43-101 for Equinox Gold and have reviewed, approved and verified the technical content of this document.

Forward-looking statements

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information.  Forward-looking statements and forward-looking information in this news release relate to, among other things: the duration, extent and other implications of the novel coronavirus (COVID-19) and any related restrictions and suspensions with respect to the Company's operations, the strategic vision for the Company and expectations regarding expanding production capabilities and future financial or operating performance, Equinox Gold's production and cost guidance, and conversion of Mineral Resources to Mineral Reserves. Forward-looking statements or information generally identified by the use of the words "believe", "will", "advancing", "strategy", "plans", "budget", "anticipated", "expected", "estimated", "target", "objective" and similar expressions and phrases or statements that certain actions, events or results "may", "could", "should", "will be taken" or "be achieved", or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. The Company has based these forward-looking statements and information on the Company's current expectations and projections about future events and these assumptions include: tonnage of ore to be mined and processed; ore grades and recoveries; prices for gold remaining as estimated; development at Los Filos, Castle Mountain, Santa Luz and Aurizona being completed and performed in accordance with current expectations; currency exchange rates remaining as estimated; availability of funds for the Company's projects and future cash requirements; capital, decommissioning and reclamation estimates; the Company's Mineral Reserve and Resource estimates and the assumptions on which they are based; prices for energy inputs, labour, materials, supplies and services; no labour-related disruptions and no unplanned delays or interruptions in scheduled development and production; all necessary permits, licenses and regulatory approvals are received in a timely manner; and the Company's ability to comply with environmental, health and safety laws. The Company's previously announced guidance is included in this news release and does not account for any possible adverse effects of COVID-19 to the Company's business and results of operations. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this news release.

The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ news release materially from those expressed or implied by such forward-looking statements and information contained in this and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; the Company's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including environmental, export and import laws and regulations; legal restrictions relating to mining including those imposed in connection with COVID-19; risks relating to expropriation; increased competition in the mining industry; and those factors identified in the Company's MD&A dated February 28, 2020 for the year-ended December 31, 2019 and its Annual Information Form dated May 13, 2020, which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Company assumes no obligation and does not intend to update or to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this news release are expressly qualified in their entirety by this cautionary statement.

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SOURCE Equinox Gold Corp.

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%CIK: 0001756607

For further information: EQUINOX GOLD CONTACTS: Christian Milau, Chief Executive Officer; Rhylin Bailie, Vice President, Investor Relations, Tel: +1 604-558-0560, Email: ir@equinoxgold.com

CO: Equinox Gold Corp.

CNW 15:18e 15-MAY-20